SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Element 21 Golf Company
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(Name of Issuer)

Common Stock, $0.01 par value per share
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(Title of Class of Securities)

286186200
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(CUSIP Number)

Nataliya Hearn, Ph.D.
Element 21 Golf Company
200 Queens Quay East, Unit #1
Toronto, Ontario, Canada, M5A 4K9
416-362-2121
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 23, 2010
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 286186200

1)    Name of Reporting Persons: Nataliya Hearn, Ph.D.
I.R.S. Identification Nos. of Above Persons (entities only)

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   [ ]
(b)   [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)
PF, OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant To
Items 2(d) or 2(e)

6)    Citizenship Or Place Of Organization
Canada

(7)    Sole Voting Power

914,620* shares of Common Stock

(8) Shared Voting Power
Number of Shares Beneficially Owned By Each Reporting Person With	0
(9) Sole Dispositive Power 914,620* shares of Common Stock

10)   Shared Dispositive Power
0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

914,620

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
|_|

13)   Percent of Class Represented by Amount in Row (11)
Approximately 4.26%

14)   Type of Reporting Person
IN

* Represents 239,590 shares of Common Stock issuable upon the conversion of 1,221,910 shares of Series A Convertible Preferred Stock held by the holder; and 475,000 shares of Common Stock issuable upon the exercise of 475,000 warrants granted which reporting person has a right to acquire within sixty (60) days hereof.

1)    Name of Reporting Persons: Valdimir Goryunov
I.R.S. Identification Nos. of Above Persons (entities only)

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   [ ]
(b)   [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)
PF

5)    Check if Disclosure of Legal Proceedings is Required Pursuant To
Items 2(d) or 2(e)   [  ]

6)    Citizenship Or Place Of Organization
Russia

7) Sole Voting Power 1,959,488*
Number of
Shares Beneficially	8) Shared Voting Power
Owned By Each Reporting
Person With
9) Sole Dispositive Power 1,959,488*

10) Shared Dispositive Power

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

1,959,488*

12)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[  ]

13)   Percent of Class Represented by Amount in Row (11)

9.01%

14)   Type of Reporting Person

IN

  *Represents 976,545 shares of Common Stock owned directly and 982,943 shares of Common Stock that the reporting person has the right to acquire within sixty (60) days upon the conversion of Series B Convertible Preferred Stock.

1)    Name of Reporting Persons: Vladislav Moskalev
I.R.S. Identification Nos. of Above Persons (entities only)

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   [ ]
(b)   [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)
PF

5)    Check if Disclosure of Legal Proceedings is Required Pursuant To
Items 2(d) or 2(e)   [  ]

6)    Citizenship Or Place Of Organization
Vladislav Maskalev is citizen of Russia

7) Sole Voting Power 17 Shares of Common Stock
Number of
Shares Beneficially	8) Shared Voting Power
Owned By Each Reporting	0
Person With
9) Sole Dispositive Power 17 Shares of Common Stock

10) Shared Dispositive Power 0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

17 Shares of Common Stock

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[  ]

13)   Percent of Class Represented by Amount in Row (11)

Less than 1%

14)   Type of Reporting Person

IN

1)    Name of Reporting Persons: ASA Commerce
I.R.S. Identification Nos. of Above Persons (entities only)

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   [ ]
(b)   [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)
WC

5)    Check if Disclosure of Legal Proceedings is Required Pursuant To
Items 2(d) or 2(e)   [  ]

6)    Citizenship Or Place Of Organization
ASA Commerce is organized under the laws of British Virgin Islands

7) Sole Voting Power 174,833 Shares of Common Stock
Number of
Shares Beneficially	8) Shared Voting Power
Owned By Each Reporting	0
Person With
9) Sole Dispositive Power 174,833 Shares of Common Stock

10) Shared Dispositive Power 0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

174,833 Shares of Common Stock

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[  ]

13)   Percent of Class Represented by Amount in Row (11)

Less than 1%

14)   Type of Reporting Person

OO

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”) of Element 21 Golf Company, a Delaware corporation (the "Issuer").

The address of the principal executive offices of the Issuer is 200 Queens Quay East, Unit #1 Toronto, Ontario, Canada, M5A 4K9.

Item 2.  Identity & Background

This statement is filed on behalf of: Nataliya Hearn, Ph.D., Vladimir Goryunov, ASA Commerce and Vladislav Moskalev (together, the “Reporting Persons”).

Nataliya Hearn’s (“Hearn”) business address is 200 Queens Quay East, Unit #1 Toronto, Ontario, Canada, M5A 4K9.  She is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.  She has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  She has not during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Ms. Hearn is a citizen of Canada.

This statement is also filed by Vladimir Goryunov, (“Goryunov”) a private investor. Goryunov’s business address is located at Alderstasse 31, Zurich 8008, Switzerland and he is a citizen of Russia.  Goryunov has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  He has not during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is also filed by Vladislav Moskalev, (“Moskalev”) a private investor. Moskalev’s business address is 119607, Moscow, Russia, Michurinski pr. 29, suite 161 and he is a citizen of Russia.  Goryunov has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  He has not during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 This statement is also filed by ASA Commerce, (“ASA”) an entity with a business address of International Scandium House, 12/3 Pluschika, Moscow, Russian Federation.  ASA is controlled by Sergey Chuck, who has voting and dispositive power over ASA’s investments.  Neither ASA, nor any member of ASA, has, during the last five years, been convicted in a criminal proceeding.  Neither ASA, nor any member of ASA, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, could have subjected ASA or such member to a judgment, decree or final order enjoining future violations of, or prohibited or mandated activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Hearn acquired the shares of Common Stock as part of the share exchange consummated on October 3, 2002 with the Issuer.  On February 22, 2006, Hearn received 971,910 shares of Series A Convertible Preferred Stock ("Series A Stock") as settlement for certain loans made to the Issuer by Hearn.  Hearn acquired an additional 250,000 shares of Series A Stock in exchange for approximately 49,020 shares of post-reverse Common Stock from two shareholders of the Issuer.  Also included in this amount are warrants granted to Hearn for the settlement of debt owed by the Issuer and for performance of services for the Issuer.

Goryunov and Moskalev used their respective personal funds to acquire the Common Stock.

ASA used funds from working capital for purposes of effecting investment transactions in the Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons intend to effect a redomestication (“Redomestication Merger”) of the Issuer to Nevada by merging the Issuer with and into a wholly-owned subsidiary of the Issuer to be incorporated in Nevada.

Item 5. Interest in Securities of the Issuer

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	The following are transactions in the Common Stock by the Reporting Persons effected in the last 60 days: N/A

(d)	The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

The Reporting Persons have executed written consents pursuant to which the Redomestication Merger has been approved by a majority of the Issuer’s voting securities.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Written Consent of the Reporting Persons

Signature

      After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2010	By:	/s/ Nataliya Hearn
Nataliya Hearn, Ph.D.

By:	/s/ Vladislav Moskalev
Vladislav Moskalev

By:	/s/ Vladimir Goryunov
Vladimir Goryunov

ASA COMMERCE

By:	/s/ Sergey Chuck
Name: Sergey Chuck
Title: President